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   Filed by Chevron Corporation Pursuant to Rule 425 under the Securities Act of
              1933 and deemed filed pursuant to Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                                                   Subject Company:  Texaco Inc.

                                                   Commission File No. 333-54240

                                                            Date: March 28, 2001

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC.

         Chevron has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger transaction. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive joint proxy statement/prospectus will be sent to the stockholders of Chevron and Texaco seeking their approval of the proposed transaction. In addition, you may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Also, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105, Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

         Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2001 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.


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                                      * * *

[Transcript of Speech Given By David J. O'Reilly, Chairman and Chief Executive Officer of Chevron Corporation, on March 26, 2001]
--------------------------------------------------------------------------------

It's great to be here in New Orleans to address one of the world's largest gatherings of energy investors.

And let me say first that our top priority at Chevron is to be No. 1 in total stockholder return among our peer companies.

I was asked to open this conference by talking about the industry outlook and the strategies that companies need to win.

I've been told that investors are tired of hearing from keynote speakers who might be best described as "perennial energy bulls." But I'm going to have to ask you to meet me half way on that, because the fact is, I am bullish on energy -- and have been for a long time.

So today, I'll talk about my outlook for the industry and why I feel that the energy sector is a good choice for investors. I'll discuss some of the winning strategies to look for in energy companies, because investors should be selective. Then finally, I'll talk briefly about the planned Chevron/Texaco merger, and why I believe this new company will have what it takes to stand out in a crowd.

Let's start with the over-all energy situation.

I've spent a lot of time over the past year talking about the value of energy. We're going to need it just as much in the new century as we did in the last one. Economic prosperity and energy consumption go hand-in-hand. Energy provides mobility and quality of life. High-tech and the so-called "new economy" need energy as well, and this dependency is growing.

When crude was $12 a barrel and dot-com mania was reaching its peak, the world almost forgot about energy. But Chevron is headquartered near Silicon Valley. We could see that e-commerce meant more UPS trucks delivering products and more servers using electricity to drive web sites.

As the headlines about the power crisis have made clear, Californians today are especially aware of the link between energy supplies and economic growth. I knew there was a change afoot when I saw the governor of California pounding the table, insisting that new power plants must be built in his state.

I can tell you: in California, we no longer start our days with the weather forecast or the traffic report. Instead, we listen for the latest news about the power supply, and whether that day will be a stage-one, two or three "alert"!




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I think we've entered a period where more Americans have come to appreciate the critical role of reliable low-cost energy in everything we do. The question is: can supplies keep up?

Today, we're facing a situation where there just isn't much overhang in capacity. I believe this is generally true for oil, probably true for U.S. refining and very clearly true for natural gas and power.

In the upstream, when the industry fails to reinvest sufficiently - as it did during the low-price periods of 1998 and `99 - Mother Nature ensures that production will decline. OPEC is no exception - its excess capacity isn't what it used to be, even with Iraq as a wild card.

Meanwhile natural gas supplies have struggled to meet booming demand, particularly from power generators. And prices have hit record highs.

Electric power supplies clearly haven't kept up, particularly with the high growth rates we've seen in California and other parts of the West.

As for downstream, refineries ran flat-out last year. But persistently-low inventories and regional boutique fuels kept things tight - and contributed to strong margins.

All of this is creating world-class investment opportunities - some of which are unprecedented. LNG import terminals in the U.S. are being de-mothballed. And new terminals are being proposed. There's even talk about building new refineries in the U.S. - the first ones in over 25 years.

Washington is tackling the issue of energy policy. We may see more industry access to public lands -- and studies are underway to bring Arctic natural gas to the lower 48 states.

Meanwhile, Saudi Arabia and Kuwait are considering inviting investment into their upstream sectors. While Iran has negotiated participation in its upstream with a number of companies.

These are just some of the attractive opportunities created by growing energy demand and an overtaxed infrastructure.

But are the capital dollars there? Except for the midstream gas-and-power companies, energy-company valuations since late 1997 have been relatively stagnant. The capital markets have not been encouraging energy companies to invest in growing the business.

So companies -- from majors to independents -- have been using their record cash flows to pay down debt and buy back stock. And company capital programs - as announced - are only moderately higher than last year. For the most part, they're merely playing catch-up to cuts made during the price crash of `98.

Clearly, this is not business as usual!

Just as important, many of the major producing countries are still behind the curve on capital investment. Their energy-investment requirements are competing for capital with their domestic



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infrastructure needs and social program needs. Many of them are looking for outside partners. But progress is slow.

Add it all up -- and barring a global recession -- it looks like prices are going to stay higher, longer. There just isn't enough investment yet; there isn't enough money going into the front end of the pipeline.

I'm not saying investors can't lose in energy. But compared to many other industries, such as steel, autos, paper, even high-tech, all of which are suffering from severe over-capacity, its hard to ignore energy.

Energy is a compelling story, with tight capacity and restrained capital investment, and I think the stage is set for the best energy companies to reward investors over the long-term.

Now if you accept that premise, what should the discriminating investor look for in an energy company?

First, whether you're producing energy or investing in it, you have to think long term.

And that means looking for companies with excellence in performance, portfolio and people.

So let me spend some time covering those now.

In my view, companies with strong track records have always focused on three long-standing fundamentals to deliver superior performance: And these are operational excellence, cost reduction and capital stewardship. Together, they form the foundation for profitable growth.

Operational excellence simply means safe, reliable and environmentally sound operations. In its simplest terms, this means not defeating yourself. We can't control prices in a commodity industry. So operational excellence is all about the areas that we can control.

You have to be up and running to make money. We all know that favorable industry conditions were the biggest contributor to record profits last year. But I can tell you -- at Chevron -- our strong performance in safety and reliability made a big contribution as well.

I just saw our company's fire-loss report for the year 2000...and it was the lowest ever...only about half-a-million dollars. Obviously, no fire is acceptable. But when you consider the true impact of a big incident - injuries, downtime, replacement supplies, repairs and so on - just that one report represents tens-of-millions in protected profits.

Just last week I was in Rio, and everyone was talking about the sinking of the P-36 offshore-production rig on the Roncador Field in the deepwater Campos Basin offshore Brazil. The human and capital costs were very, very serious. And it was a reminder to all of us in this business just how important operational excellence is.

The next fundamental area is cost reduction. Being low-cost drives superior financial performance. After the past 10 to 15 years, this priority is now programmed into our DNA.



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Of course, to be low cost, you need scale wherever you operate. And at our company, we have it now, and we'll have it even more in the future. But scale itself won't get the job done, so top companies must relentlessly seek new ways to reduce costs.

For Chevron and other leading players, that means applying new technology, taking advantage of the Internet, managing global procurement and improving energy efficiency -- to name just a few areas.

It all adds up. For example, our operations today consume 17 percent less energy than 10 years ago. That translated into $340 million in savings for last year alone. And this goes right to the bottom line.

The third fundamental that drives company performance is capital stewardship.

Energy companies make huge investments, and we live with them for a long time. And in fact, choosing good opportunities - and managing projects right - matters even more when times are good.

History shows that companies can destroy value at the top of the price cycle - by over-investing - and at the bottom of the cycle - by cutting, delaying or selling good projects.

So we should stick to the long-term view, and fully appreciate the capital effectiveness lost to our investors when we over-react to price swings.

Chevron stood out in late 1998 because we didn't slash our capital budget when prices bottomed out. We held the course on our Kuito deepwater field in Angola, which came on stream in late 1999. We kept Tengiz growth on track, completing a three-year expansion project last year. Also in 1999, we made upstream acquisitions in Thailand and Argentina -- which were well-timed from a price standpoint -- and they're both delivering production growth today.

In short, we remain committed to funding world-class growth opportunities. And we're driven to build our projects better, faster and at a lower cost.

So if a company runs its facilities reliably and safely, and if it continuously reduces costs and invests its capital wisely and efficiently, then it earns the privilege to grow.

And this brings us to portfolio. The main point here is that great energy companies with great assets just don't happen. You have to build them, and it's a job that's never finished.

Investors should select companies that actively manage their assets to position themselves for growth. These are companies that see the clear opportunities early in a cycle and get in - companies that go for scale where it matters, and that know to get out when asset's best days are probably behind it, and it's worth more to someone else.

At Chevron, we fundamentally believe that the upstream will offer better growth and returns than the downstream. And over the past decade, we've weighted our upstream portfolio towards higher-growth regions: Asia, the Caspian, West Africa and Latin America.



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We sold thousands of smaller, mature oil and gas fields in the United States and used the proceeds to fund our growth in more-promising areas. So it's not just the upstream, it's the best of the upstream.

Of course, there's more to an actively managed portfolio than oil and gas.

There's mid-stream gas-and-power: Several years ago, we traded our gas-liquids assets and gas marketing for a minority-equity stake in a company now called Dynegy, and it was the second-best performing stock last year in the S&P 500.

As for chemicals, we high-graded our holdings during the `90s by getting out of agricultural chemicals and building new capacity in petrochemicals. We took another important step last year by forming the Chevron-Phillips joint venture, so that we're now more competitive and better positioned to profitably grow in the business.

Our downstream is another case of active portfolio management.

We were an early leader in rationalization. In the mid-1980s, Chevron had two million barrels per day of U.S. refining capacity. We've since reduced that to just under one million. So we not only re-allocated vital capital, we refocused our downstream talent our most worthy assets in the profitable Sun Belt and West Coast markets.

We also divested our refining interests in Japan at a good time, but we remain weighted toward the growth countries of Asia.

I would add that despite our upstream emphasis, we remain strong believers in an integrated portfolio. This helps to reduce volatility of earnings. But integration also helps us manage effectively across the energy value chain by using our knowledge of products, customers and technology to create more value.

And this is true whether for processing facilities to remove sulfur from oil and gas at Tengiz; for shipping expertise to transport Angolan crude safely to markets; or for gas-to-liquids plants to monetize gas reserves in Nigeria.

Integration enhances the intellectual capital in our workforce that helps us be more effective and efficient everywhere we work - and we believe it helps us capture opportunities that companies focused in only one segment of the value chain cannot.

And that brings us to the third area of focus for great companies: people.

Strategies often look alike from company to company. But quality of organization gives certain players an edge. Chevron is highly decentralized by design, so decision-making is local and quick. When our managing director makes a commitment to the energy minister of Nigeria, he doesn't have to check it with our headquarters in California. This matters a lot in the places where we operate.

Being decentralized also gets you faster execution of projects. We're proud be producing the only deepwater field in Angola. It took just 30 months from discovery to first production. But



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we're even more proud that we did it years ahead of competitors who won their blocks at the same time that we got ours. I can assure you, our government partners notice the difference.

Of course, within decentralized organizations, the flip side of empowerment is accountability.

At Tengiz, we started out in 1993 at about 30,000 barrels a day. By last quarter, daily output was more than 280,000 barrels - and we did it without a dedicated export pipeline. No competitor or industry expert saw that coming five years ago, but Chevron's Caspian people were destined to succeed.

Among other accomplishments, they marshaled the world's largest rail-tank-car fleet virtually from scratch, and Tengiz production has never been shut in due to an inability to move crude. I credit that to an empowered business unit, driven to reach their targets and create value: an organization accountable to itself, to partners and to Chevron.

I saw this for myself when I visited the Tengiz Field last year to celebrate 10 million hours without a lost work-day injury. I met with the workers there in the cafeteria and I asked them how they did it. And that's when a Kazakh mechanic stepped up and said simply, "It was teamwork, Dave." Now they're up to 13 million hours without a lost work-day injury. And the point here is: not every company can tell stories like that.

Soon, the dedicated Caspian Pipeline will be ready. And as with Tengiz, the pipeline project will owe much of its success to the ability of our people to work closely with partners and governments.

In one sense, this is really what our business is all about: Building on partnerships with host countries, creating new partnerships and using relationships as a competitive advantage to help capture new opportunities.

Of course, these are soft skills, difficult for investors to measure. But we work hard at them and I've seen it pay off, especially in developing countries like Angola, Venezuela, Nigeria and the Caspian nations.

Finally, let's turn to the planned merger between Chevron and Texaco.

I can't say a lot just now, but I can tell you that I believe we will win the necessary approvals from regulators and stockholders, and soon a great new competitor will take its place among the world's top energy players. I can assure you that one-plus-one will equal a lot more than two.

Once the deal is approved, ChevronTexaco will be intensely focused on performance. We're committed to achieving $1.2 billion in cost savings and merger synergies -- and with the bigger platform, we hope to do more.

The new company will have the necessary size and scale to compete and win in nearly every geographic area where it operates. Post-merger, we'll be able to high-grade the portfolio, and we'll use the best practices from both companies to be even more efficient with investors' capital dollars.



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We'll be sharply focused on improving returns. Once formed -- compared to the world's other giant energy companies -- ChevronTexaco will be over-weighted to the upstream, and in most of the right places: A super major where it counts!

The new company will have significant exposure to North America gas, and to the hot basins around the world: the Caspian region, Africa, Brazil and the deepwater Gulf of Mexico.

As for the downstream, after the merger is approved, we plan to have a unified global management and a business built around three well-known international brands, with an even-stronger presence in the growth-regions of the world.

Once this merger closes, ChevronTexaco will retain a decentralized business structure. We've already announced a very strong post-merger executive team. And we plan to reward performance based heavily on how well the new company performs for its stockholders.

Throughout the combined enterprise, we'll strive to have the best people and technology of both companies.

So after the merger, we can bring Chevron's Caspian expertise to bear on Texaco's assets in Kazakhstan.

Likewise, we can take what we've learned about fast-track development in West Africa's deepwater and put it to work on Texaco's giant Agbami discovery in Nigeria.

We can use Caltex's relationships and asset positions to find new markets for gas reserves in Asia. And we can take advantage of Texaco's and Chevron's long histories in the Middle East to be there when the key countries open to new investment.

We're going to create the "new partner of choice" in the global energy game, focused on superior performance for customers, partners and stockholders.

So it's a very challenging time, for us at Chevron, but also a very exciting time for us at Chevron. We're currently focused on three main things, and you could say we have to walk, whistle and chew gum.

That means delivering on our base business plans day in and day out. It means delivering superior results in operational excellence and capital stewardship. And it means closing the merger and integrating the two companies.

I'm confident that we can get it all done - and reward investors in the process.

Thank you very much

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